

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

July 22, 2008

Mr. Joseph A. Turek
Chief Executive Officer
M-Wave, Inc.
1300 Norwood Avenue
Itasca, Illinois 60143

   RE: **M-Wave, Inc.**
     Form 10-KSB for the fiscal year ended December 31, 2007
     Filed March 31, 2008
     File No. 0-19944

Dear Mr. Turek:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

From 10-KSB for the fiscal year ended December 31, 2007

Consolidated Statements of Stockholders' (Deficit) Equity, page 24

1.   Please expand your disclosures, here or in a financial statement footnote in future filings, to show changes in the <u>number</u> of common shares during each period for which an income statement has been presented, as contemplated by Rule 5-02.30 of Regulation S-X.

Notes to Consolidated Financial Statements, page 25

Note 2. Significant Accounting Policies, page 25

Revenue Recognition, page 25

2.   We note that you recognize revenue from product sales "generally" upon shipment. Please tell us and revise the note in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for <u>each</u> type of transaction you undertake, including those transactions you may not encounter frequently.

3.   In this regard, we note that product sales include a right-of-return privilege and that you provide a liability for anticipated sales returns. Please describe the significant terms of your agreements with customers, including payment, return, exchange, and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of product to customers. Refer to SAB 104 and SFAS 48 as necessary.

4.   We also note that you have consignment agreements with certain customers, whereby you recognize revenue when consumption of the product is verified. Please describe to us the material terms of your agreements with these customers and how you account for the inventory.

Inventories, page 26

5.   Please explain the significant decrease ($857,000) in your allowance for inventories in 2006. We note your disclosure that these write-downs established a new cost basis for inventory. Please confirm that charges are not subsequently reversed to income when circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.

Note 12. Preferred Stock, page 34

6. We note the disclosure on page 27 that your preferred shares have embedded conversion features and at December 31, 2007 and 2006 all of these instruments are classified as equity. Please explain how your presentation for these securities as permanent equity is appropriate and compliant with EITF D-98 and ASR 268. Also, tell us and revise the notes in future filings to disclose the significant terms of these securities. We also note that these shares accrue dividends at the rate of 15%. Explain to us how you accounted for the dividends and tell us where in the financial statements the accrual of the dividends is recorded.

7. We also note that the Series B has a liquidation preference. Please revise future filings to disclose the liquidation preference of preferred stock on the face of the balance sheet as required by SFAS 129, paragraph 6.

Item 8A Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures, page 37

8. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In completing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

    Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

9.   In addition, it does not appear that your management concluded on the effectiveness of its disclosure controls and procedures. Please revise to provide management's clear and explicit conclusion on the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report.

10.   Finally, please amend Form 10-KSB to provide updated certifications required under Item 601(b)(31) of Regulation S-B, reflecting completion of your management's assessment of internal control over financial reporting and your officers' conclusion regarding the effectiveness of your disclosure controls and procedures.

Certifications

11.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarter Ended March 31, 2008

Management's Discussion and Analysis, page 10

Liquidity and Capital Resources, page 15

12.   We note that your common stock was delisted from the NASDAQ in April 2008. Please revise MD&A in future filings to disclose the known or expected impact the delisting will have on your financial statements going forward. The disclosure should provide sufficient information to enable financial statement users to assess the potential impact on operations, liquidity and cash flows of current and future accounting periods.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief